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                             December 17, 2020

       Paul Roberts
       Interim Chief Executive Officer
       Kubient, Inc.
       228 Park Avenue South
       Suite 72602
       New York, NY 10003

                                                        Re: Kubient, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
17, 2020
                                                            CIK No. 0001729750

       Dear Mr. Roberts:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan
       Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202)
551-3815.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Marc J. Adesso